Exhibit 2

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON OUTLINES 2011 OPERATING PLANS AND RELEASES FINAL 2010
PRODUCTION AND SALES VOLUMES
Toronto, ON — January 31, 2011... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) announces that its 2011 operating plan forecasts production of 1.2 million pounds U3O8 and 2.2 million pounds V2O5 from its operations in the United States. “The 2011 plan and budget is focused on the growth of the Company with the largest exploration program ever undertaken on our Wheeler River project, the recommencement of drilling on our Zambian project and the development of our second mine on the Arizona Strip” said Ron Hochstein, President and CEO of Denison. Unless otherwise stated all figures are in U.S. dollars.
2011 Operating Plans
Production
Denison’s uranium production is expected to total 1.2 million pounds of U3O8 from ore in stockpile and from the Beaver, Pandora and Arizona 1 mines and production from the alternate feed circuit at the White Mesa Mill in the United States. Vanadium production is projected to total approximately 2.2 million pounds of V2O5. The White Mesa mill is anticipated to continue processing conventional ore during most of 2011, except for scheduled maintenance shutdowns. Production of alternate feed material will continue throughout 2011. The cash cost of production is expected to average approximately $43.50 per pound of U3O8 net of vanadium credits, excluding sales royalties. The cash cost per pound reflects the impact of an increase of over 200% of the cost of sulphuric acid as compared to 2010. Capital expenditures on the mines and mill facilities are estimated at $9.7 million.
Sales
Uranium sales are forecast to be approximately 1.3 million pounds of U3O8 of which just over 500,000 pounds will be sold into long term contracts and the remainder will be sold on the spot market. Vanadium sales are projected to be 2.8 million pounds V2O5 in 2011.
Business Development
Denison’s business development activities include advancement of its existing development stage projects and exploration projects and the search for new potential acquisitions. These activities, as part of its Five Year Business Development Plan, are aimed at increasing Denison’s sustainable uranium production to at least 10 million pounds per year by 2020.
In 2011, Denison will participate in exploration programs in Canada and the United States. The total budget for these programs will be $15.0 million of which Denison’s share will be $8.8 million. The Wheeler River program at a total cost of $10.0 million (Denison’s share $6.0 million) represents the most significant of these programs. A 35,000 metre drilling program has begun to test additional areas with known uranium mineralization along the same mineralized trend hosting the Phoenix deposit.
Exploration work in Canada will also be carried out on the Moore Lake, Hatchet Lake, Murphy Lake, Bell Lake, McClean Lake and Wolly projects at a total cost of $3.8 million (Denison’s share $1.6 million). In the United States, drilling is planned on the Beaver mine trend and at the Sunday Complex to outline potential resources which could extend the life of existing operations on these properties. In Arizona, an exploration program on the Company’s DB1 breccia pipe is planned. The total cost of the U.S. exploration program is $1.3 million.

The Company is pleased to announce that exploration and development activities will be restarted at its Mutanga project in Zambia. A 17,000 metre exploration drill program will follow up on positive drilling results obtained in 2009 and metallurgical test work will be undertaken to further define process design criteria and operating costs. The Zambian program will total an estimated $6.2 million.
In Mongolia, a $7.4 million exploration and development program is projected. A $3.0 million, 38,000 metre exploration program is anticipated to be undertaken on license areas that currently do not have defined resources in order to confirm resources and support future work on these license areas. Development activities on license areas which are more advanced will include drilling of initial test patterns and pilot plant design. The implementation of the Mongolian program is contingent upon resolution of outstanding issues with the Mongolian Government regarding the Nuclear Energy Law and the structure of the Gurvan Saihan Joint Venture. The Company remains hopeful that these issues will be resolved early in 2011 such that the planned programs can be completed.
In Canada and the U.S., a total of $6.4 million will be spent by Denison on development stage projects in 2011. In the United States, development of the Pinenut mine is moving forward with initial production anticipated in early 2012, and permitting will be advanced for the EZ1/EZ2 and Canyon deposits. The cost of these programs is estimated at $5.6 million. In Canada, the McClean North underground development feasibility study will be advanced along with continued evaluation of the Midwest development project under the operatorship of majority owner AREVA Resources Canada Inc.
2010 PRODUCTION AND SALES
Denison’s uranium production in 2010 was 1.4 million pounds U3O8 from its U.S. operations and its 22.5% share of production from the McClean Lake operation in the Athabasca basin in Canada. Vanadium production totalled 2.3 million pounds V2O5 from its White Mesa mill in Utah.
Uranium sales in 2010 totalled 1.8 million pounds U3O8 at an average realized price of $47.67 per pound U3O8. Vanadium sales in 2010 sales were 2.4 million pounds V2O5 equivalent, at an average realized price of $6.33 per pound V2O5.
About Denison
Denison Mines Corp. is a mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company has ownership interests in two conventional uranium mills in North America. Denison also has a strong exploration and development portfolio including the Phoenix discovery in the Athabasca Basin as well as large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and “has the potential to”.

Forward looking statements are based on the assumptions noted in this press release and on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development, production and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F for the financial year ended December 31, 2009, available at http://www.sec.gov, as well as the following: global financial conditions; volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; the market price of Denison’s securities; the ability to access capital; the ability of Denison to meet its obligations to its creditors; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical and processing problems; and, the potential influence of, or reliance upon, a business partner.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations, except as otherwise required by applicable legislation.